Exhibit 99.1

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Company Announcement

COPENHAGEN, Denmark; March 2, 2021 – Genmab A/S (Nasdaq: GMAB) will increase its share capital by 41,574 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following price per share of nominally DKK 1:

600 shares at DKK 31.75,

21,690 shares at DKK 40.41,

125 shares at DKK 55.85,

300 shares at DKK 220.40,

1,000 shares at DKK 225.30,

73 shares at DKK 815.50,

3,563 shares at DKK 939.50,

10,005 shares at DKK 1,032.00,

250 shares at DKK 1,136.00,

3,176 shares at DKK 1,145.00,

300 shares at DKK 1,233.00,

367 shares at DKK 1,408.00,

85 shares at DKK 1,424.00, and

40 shares at DKK 1,432.00.

Proceeds to the company are approximately DKK 19.9 million. The increase corresponds to approximately 0.06% of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2020. The new shares will be listed on Nasdaq Copenhagen after registration with the Danish Business Authority. The capital increase is expected to be finalized shortly.

Pursuant to section 32 of the Danish Capital Markets Act No. 1767 of November 27, 2020, it is hereby announced, that the total nominal value of Genmab A/S' share capital after the capital increase is DKK 65,587,322 which is made up of 65,587,322 shares of a nominal value of DKK 1 each, corresponding to 65,587,322 votes.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122